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UNITED STATES
SECURITIES AND EXCHANGE COM
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH, D.C.
200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triangle Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Annapolis Drive
(No. and Street)

Raleigh (City) NC (State) 27608 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Reynolds III (919) 838-3221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Ave, Suite 350 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KW 3/2

KW 3/11

OATH OR AFFIRMATION

I, Paul D. Reynolds III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triangle Securities LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Member
Title

Dorothy Moravec
Notary Public
My Commission expires 04/26/11

DOROTHY MORAVEC NOTARY PUBLIC WAKE CO., NC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIANGLE SECURITIES, LLC

Financial Statements and
Supplemental Information

December 31, 2010 and 2009

(With Independent Auditors' Report Thereon)

TRIANGLE SECURITIES, LLC

Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
Triangle Securities, LLC:

We have audited the accompanying statements of financial condition of Triangle Securities, LLC (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triangle Securities, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 15 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 24, 2011

TRIANGLE SECURITIES, LLC

Statements of Financial Condition

December 31, 2010 and 2009

		2010	2009
Assets			
Current assets:			
Cash and cash equivalents	$	262,915	101,143
Restricted cash		50,000	50,000
Commissions receivable		28,545	32,467
Investment securities		117,638	138,233
Accrued interest		1,682	2,246
Prepaid expenses and other assets		34,862	31,348
Receivable from clearing organization		-	27,179
Note receivable - member		-	90,000
Total current assets		495,642	472,616
Property and equipment, net		87,815	71,305
Customer list		-	1,221,800
	$	583,457	1,765,721
Liabilities and Members' Equity			
Current liabilities:			
Accounts payable		33,223	25,988
Payable to clearing organization		53,739	-
Accrued retirement		101,019	89,475
Commissions payable		49,108	49,389
Total current liabilities		237,089	164,852
Members' equity		346,368	1,600,869
	$	583,457	1,765,721

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Operations

Years ended December 31, 2010 and 2009

		2010	2009
Revenues:			
Investment advisory fees	$	2,606,191	2,415,323
Commission income		470,065	501,254
Other		87,000	141,764
		3,163,256	3,058,341
Expenses:			
Compensation and related benefits		1,257,811	1,339,215
Commission expense		430,697	392,707
Occupancy and equipment rental		178,224	139,323
Clearing and execution charges		137,249	156,135
Communications		123,607	120,102
Consulting fees		29,561	36,023
Other operating expenses		228,701	232,345
		2,385,850	2,415,850
Operating income		777,406	642,491
Other income (expense):			
Impairment loss on customer list		(1,221,800)	-
Net realized and unrealized gains on investment securities		1,331	8,650
Interest and dividend income		5,698	10,707
Loss on disposal of assets		-	(745)
Interest expense		-	(61)
		(1,214,771)	18,551
Net (loss) income	$	(437,365)	661,042

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Changes in Members' Equity

Years ended December 31, 2010 and 2009

	Member units		Total members' equity
Balance as of December 31, 2008	2,575		1,636,914
Members' draws	-		(697,087)
Net income	-		661,042
Balance as of December 31, 2009	2,575		1,600,869
Members' draws	-		(817,136)
Net loss	-		(437,365)
Balance as of December 31, 2010	2,575	$	346,368

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2010 and 2009

		2010	2009
Cash flows from operating activities:			
Net (loss) income	$	(437,365)	661,042
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Impairment loss on customer list		1,221,800	-
Net realized and unrealized gains on investment securities		(1,331)	(8,650)
Loss on disposal of assets		-	745
Depreciation and amortization		26,356	33,811
Changes in operating assets and liabilities:			
Payable (receivable) to clearing organization		80,918	(13,422)
Commissions receivable		3,922	(9,328)
Prepaid expenses and other		(2,950)	4,646
Accounts payable		7,235	12,439
Accrued retirement		11,544	36,046
Commissions payable		(281)	8,296
Net cash provided by operating activities		909,848	725,625
Cash flows from investing activities:			
Proceeds from sales of investment securities		21,926	71,968
Note receivable - member		90,000	(90,000)
Capital expenditures		(42,866)	(14,031)
Net cash provided by (used in) investing activities		69,060	(32,063)
Cash flows from financing activities:			
Principal payments on long-term obligations		-	(2,350)
Members' draws		(817,136)	(697,087)
Net cash used in financing activities		(817,136)	(699,437)
Net increase (decrease) in cash and cash equivalents		161,772	(5,875)
Cash and cash equivalents, beginning of year		101,143	107,018
Cash and cash equivalents, end of year	$	262,915	101,143

See accompanying notes to financial statements.

(1) Organization

Triangle Securities, LLC (the "Company") is a limited liability company formed in the state of North Carolina on February 4, 2000 and will terminate on December 31, 2025. The Company is registered as a registered investment advisor with the Securities and Exchange Commission (SEC) and is a broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customers' security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. During 2010 and 2009, most of the Company's revenue was derived from investment advisory fees.

During 2009 and 2010, the Company began transferring customer accounts, after approval by the customer, to Triangle Securities Wealth Management Company, Inc. (TSWM), a company affiliated by common ownership and established as a registered investment advisor. By January 31, 2011, all accounts had been moved to TSWM so that going forward, the Company's primary source of income will be commissions.

(2) Summary of Significant Accounting Policies

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Payable to Clearing Organization

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. Commissions and other costs owed from the Company to a clearing broker have been recorded as payable to the clearing organization.

Investment Securities

The Company's securities are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition, with the change in fair value during the period included in operations. Securities not readily marketable are valued at fair value as determined by management.

(2) Summary of Significant Accounting Policies, Continued

Fair Value Measurements

For determining fair value measurements, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Management follows an established framework for measuring fair value. That framework provides a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described below:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: one or more significant inputs or significant value drivers are unobservable or based on market assumptions

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using double declining balance and straight-line methods over the estimated useful lives of the related assets, which are as follows:

Description	Estimated Useful Life
Furniture	7 years
Equipment	5-7 years
Vehicle	5 years
Landscaping	15 years
Leasehold improvements	39 years
Software	3 years

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation and amortization of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

(2) Summary of Significant Accounting Policies, Continued

Customer List

Intangible assets are reviewed annually for potential impairment. Whenever events or circumstances indicate that carrying amounts may not be recoverable an impairment loss is recognized. During 2010, the Company determined that, based on estimated future cash flows, the carrying amount of the customer list exceeded its fair value due to the transfer of customer accounts as described in note 1. Accordingly, an impairment loss of $1,221,800 has been recognized in the statement of operations for 2010.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis.

Advertising Expense

Advertising costs are expensed as incurred and totaled $6,689 for 2010 and $5,194 for 2009.

Income Taxes

Effective January 1, 2006, the Company has elected to be treated as an S Corporation for income tax purposes. Therefore, the Company's income and expenses are included in the individual income tax returns of the Company's members. Accordingly, the financial statements do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2007 through December 31, 2010 remain open for examination by taxing authorities as of the date of this report.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents which accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each financial institution. There are no cash equivalents greater than the FDIC limit at a financial institution as of December 31, 2010.

(2) Summary of Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Payable and Receivable from Clearing Organization

Amounts payable to clearing organization consist of net commissions totaling $53,739 as of December 31, 2010. Amounts receivable from clearing organization consist of net commissions totaling $27,179 as of December 31, 2009.

(4) Investment Securities

Investment securities consist of the following:

	2010	
	Net unrealized losses	Estimated fair value
Municipal bond securities	$ (1,021)	$ 117,638

	2009	
	Net unrealized losses	Estimated fair value
Municipal bond securities	$ (359)	$ 138,233

(5) Fair Value Measurements of Financial Instruments

Financial instruments other than investment securities held by the Company include cash and cash equivalents, receivables, note receivable, and payables. The Company believes that the carrying amount of these financial instruments approximates their fair value.

A financial asset or liability's classification within the valuation hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Investment securities includes municipal bonds for which quoted market prices are not available and are valued based on yields currently available on comparable securities of issuers and as such are categorized as Level 2.

(6) Property and Equipment

Property and equipment consist of the following:

	2010	2009
Equipment	$ 115,694	128,669
Furniture	101,144	91,214
Vehicle	68,632	68,632
Leasehold improvements	15,094	8,474
Landscaping	37,287	37,287
Software	21,028	22,791
	358,879	357,067
Less accumulated depreciation and amortization	(271,064)	(285,762)
	$ 87,815	71,305

(7) Commitments and Contingencies

Clearing Agreement

On August 1, 2000, the Company entered into an agreement with a broker-dealer (Clearing broker-dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing broker-dealer, fully disclosing the customer name and other information. Effective January 1, 2008, the Company renewed their agreement with the Clearing broker-dealer under the same terms described below. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing broker-dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing broker-dealer on the Company's behalf. In consideration for introducing customers to the Clearing broker-dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing broker-dealer.

(7) Commitments and Contingencies, Continued

Clearing Agreement, Continued

As part of the terms of the agreement between the Company and the Clearing broker-dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing broker-dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing broker-dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the clearing agreement was three years and is automatically renewed for additional one-year terms unless notification of termination by either party occurs. Under terms of the agreement, the Company is required to maintain net capital, computed in accordance with SEC Rule 15c3-1, of at least $75,000 in excess of the minimum amount required by SEC Rule 15c3-1. As of December 31, 2010, the Company meets this net capital requirement. Also under the clearing agreement, the Company is required to maintain a $50,000 cash deposit with the Clearing broker-dealer. This cash deposit is included in restricted cash on the statement of financial condition as it is maintained in a money market account by the Clearing broker-dealer and titled to the Company. The Company terminated the agreement effective January 31, 2011 and currently has no plans to renew the agreement.

On February 5, 2008, the Company entered into an investment manager service agreement with Charles Schwab Institutional ("Schwab"). Pursuant to this agreement, the Company will forward customer securities transactions to Schwab, fully disclosing the customer name and other information. The processing pertaining to the security transactions is performed by Schwab. The customer account is therefore maintained and recorded in the books and records of Schwab on the Company's behalf. The agreement may be modified or terminated by either party upon thirty days written notice.

Marketing Agreements

On January 1, 2008, the Company amended and restated a joint marketing agreement held with a former member of the Company. The former member will refer clients to the Company for asset management services. Pursuant to the terms of the agreement, the Company has agreed to pay the entity 25% of aggregate investment advisory fees received by the Company during the annual period beginning January 1 and ending December 31 from current customers referred by the entity. The fee is payable in quarterly installments. Either party may terminate the agreement upon ninety days written advance notice to the other party. The Company terminated the agreement during 2009 and currently has no plans to renew the agreement.

(7) Commitments and Contingencies, Continued

Consulting Agreement

On July 1, 2009, the Company entered into a consulting agreement. Pursuant to the terms of the agreement, the consultant will act as a fixed income research analyst tasked with developing fixed income strategies for Company clients for a monthly fee of $5,000 until September 2010, when the agreement was amended to reflect an increase in monthly fee to $6,250. Either party may terminate the agreement for any reason on thirty days written notice.

(8) Members' Equity

Under the members' operating agreement, a member of the Company may sell, pledge, assign or otherwise transfer any part or all of such member's units to another person only upon obtaining the prior written consent of a majority in interest of the members. Upon the death of any individual member, the member's interest may be transferred to the member's estate, and the estate may thereafter transfer such units to the spouse, lineal descendants, or ancestors of the member, or any trust(s) for the benefit thereof.

(9) Leases

The Company leases its facilities from an entity affiliated by common ownership. The lease is classified as an operating lease and was amended during 2008, to provide for minimum annual rentals of $135,000 commencing on June 1, 2008 and ending May 31, 2013. A second amendment was signed subsequent to December 31, 2008, which provided for minimum annual rental of $60,000 for the year ended December 31, 2009. A third amendment was signed subsequent to December 31, 2009, which provided for a minimum annual rental of $120,000, commencing on January 1, 2010 and ending December 31, 2014.

During 2010 and 2009, the Company paid $113,650 and $60,000 in rent to this affiliated entity. The Company also paid all property taxes and insurance on this facility in accordance with the lease.

(9) Leases, Continued

The Company also leased office equipment under a non-cancelable lease during 2010 which expired in October 2010. Total office equipment rent expense was $3,018 and $4,518 for 2010 and 2009, respectively.

Minimum future rental payments for all operating leases having remaining terms in excess of one year as of December 31, 2010 are as follows:

Year ending December 31,	
2011	$ 120,000
2012	120,000
2013	120,000
2014	120,000
	$ 480,000

(10) Related Party Transactions

The Company received management fees totaling approximately $409,000 for 2010 and $33,000 for 2009 from TSWM. The management fees have been netted against related expense accounts, including compensation, broker payroll, rent and research.

The Company had an outstanding note receivable of $90,000 as of December 31, 2009 with a member of the Company. The note and all accrued interest were repaid by January 12, 2010.

See note 9 concerning the Company's facilities lease.

(11) Retirement Plan

The Company has a qualified deferred compensation plan in the form of a profit sharing plan with a section 401(k) provision. The Plan covers all employees of the Company who have completed one year of eligible service and are at least twenty-one years of age. Eligible participants make contributions to the plan through voluntary contributions. The Company may elect to make discretionary matching contributions under the Plan. No discretionary matching contributions were made for 2010 or 2009. The Plan also allows for discretionary profit sharing contributions and required contributions to meet top-heavy minimum funding requirements. These contributions totaled $102,303 and $89,475 for 2010 and 2009, respectively.

(12) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital not exceed 15 to 1, as defined. As of December 31, 2010, the Company had net capital of $217,453 which was $167,453 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.09 to 1.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company is not required to maintain a reserve account for the benefit of customers.

(13) Subsequent Events

The date to which events occurring after December 31, 2010, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 24, 2011, which is the date the financial statements were available to be issued.

TRIANGLE SECURITIES, LLC

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

Years ended December 31, 2010 and 2009

		2010	2009
Net Capital:			
Members' equity	$	346,368	1,600,869
Deductions:			
Non-allowable assets		122,864	1,414,288
Haircuts on securities		6,051	6,461
Net capital	$	217,453	180,120
Aggregate Indebtedness:			
Items included in statement of financial condition:			
Accounts payable	$	33,223	25,988
Accrued retirement		101,019	89,475
Commissions payable		49,108	49,389
Payable to clearing organization		53,739	-
Total aggregate indebtedness	$	237,089	164,852
Computation of Basic Net Capital Requirement:			
Minimum net capital requirement (6 2/3% of total aggregate indebtedness) (A)	$	15,814	10,990
Minimum dollar net capital requirement (B)	$	50,000	50,000
Net capital requirement - greater of (A) or (B)	$	50,000	50,000
Excess net capital	$	167,453	130,120
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	193,745	163,635
Ratio of aggregate indebtedness to net capital		1.09	0.92
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2010):			
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$	220,815	220,095
Audit adjustments:			
Accounts payable and accrued retirement		(3,362)	(39,975)
Net capital per above	$	217,453	180,120

TRIANGLE SECURITIES, LLC

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2010 and 2009

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

TRIANGLE SECURITIES, LLC

Supplemental Schedule of Computation and Reconciliation
of Net Capital Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2010 and 2009

The Company claims exemption from Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Members
Triangle Securities, LLC:

In planning and performing our audit of the financial statements of Triangle Securities, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and any other regulatory agencies that may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 24, 2011

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Members
Triangle Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year December 31, 2010, which were agreed to by Triangle Securities, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (General Ledger-Regulatory Fees-Firm and Cash Disbursements Journal for January 2010-December 31, 2010), noting no differences;

2) Compared the amounts reported on audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC Assessment - For periods starting January 1, 2010 and July 1, 2010), noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC Assessment- For periods starting January 1, 2010 and July 1, 2010) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 24, 2011

TRIANGLE SECURITIES, LLC

Schedule of Assessment and Payments

Year ended December 31, 2010

General assessment for 2010	$	6,314
Less:		
Payment dated July 26, 2010		(3,360)
Payment dated February 18, 2011		(2,954)
Balance due March 1, 2011	$	-